Exhibit(a)(1)(A)
OFFER TO PURCHASE FOR CASH
Up to 11,500,000 Shares of its Class A Common Stock
At a Per Share Purchase Price Not Less Than $11.00 nor Greater Than $12.50
by
Cumulus Media Inc.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 14, 2006, UNLESS THE OFFER IS EXTENDED.
      Cumulus Media Inc., a Delaware corporation (“Cumulus,” “we,” or “us”), is offering to purchase up to 11,500,000 shares of its Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), at a price not less than $11.00 nor greater than $12.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements to either, collectively constitute the “Offer.” We will select the lowest Purchase Price that will enable us to purchase 11,500,000 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, except that if less than 2,875,000 shares are tendered, we will not be obligated to purchase any shares. All shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether a stockholder tenders any shares at a lower price. Unless the context requires otherwise, all references in this Offer to Purchase to “shares” refer to shares of Class A Common Stock.
      Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are validly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer.
      Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 11.5 million shares pursuant to the Offer.
      The Offer is conditioned upon a minimum number of shares being tendered as well as other important conditions, including the receipt by us of debt financing on terms and conditions satisfactory to us. See Section 7, “Conditions of the Offer.”
      The shares are listed on the NASDAQ National Market under the symbol “CMLS.” On May 9, 2006, the last full trading day before we announced our intention to make the Offer, the closing price of the Class A Common Stock on the NASDAQ National Market was $11.56 per share. On May 16, 2006, the last full trading day before we commenced the Offer, the closing price of the Class A Common Stock on the NASDAQ National Market was $11.08 per share. You should obtain current market quotations for the Class A Common Stock before deciding whether to participate in the Offer.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.
The Dealer Managers for the Offer are:

Banc of America Securities LLC	UBS Securities LLC
Offer to Purchase dated May 17, 2006.

IMPORTANT
      Our Board of Directors has approved the Offer. However, neither we nor our Board nor the Dealer Managers or Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. However, BA Capital Company, L.P. (“BA Capital”) and Banc of America Capital Investors SBIC, L.P. (“BACI”), each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board, have agreed to sell certain of their shares of our Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), to us following the successful completion of the Offer, as described in the following paragraph.
      On May 9, 2006, we entered into an agreement (the “Purchase Agreement”) with BA Capital and BACI, which together hold 100% of the total outstanding Class B Common Stock. In addition, BA Capital holds 840,250 shares, or approximately 1.8%, of the total outstanding Class A Common Stock. Pursuant to the Purchase Agreement, we agreed to purchase an aggregate of 4.5 million shares of our Class B Common Stock from BA Capital and BACI. They also have the option to sell to us up to an aggregate additional 500,000 shares of Class B Common Stock at the same per share price, although in no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. The per share purchase price we will pay for the shares of Class B Common Stock that we purchase pursuant to the Purchase Agreement will be equal to the Purchase Price we pay for the shares in the Offer. Closing under the Purchase Agreement is subject to the completion of the Offer and will occur on the eleventh business day following the Expiration Time (as defined below). In addition to BA Capital agreeing not to tender any of its shares of Class A Common Stock in the Offer, both BA Capital and BACI have agreed not to convert any of their shares of Class B Common Stock into shares of Class A Common Stock (as is permitted, under certain circumstances, by the terms of our charter) in order to tender such converted shares in the Offer. Because neither BA Capital nor BACI will be participating in the Offer, neither will be tendering any shares in the Offer, which might otherwise influence the determination of the Purchase Price for the shares in the Offer. Both BA Capital and BACI are prohibited under the Purchase Agreement from selling shares, converting shares of Class B Common Stock into shares of Class A Common Stock or purchasing shares during the Offer and until eleven business days following the Expiration Time (as defined below). Mr. Sheridan is a senior vice president and managing director of the general partner of both BA Capital and BACI and as such will have a pecuniary interest in any proceeds received by BA Capital and BACI pursuant to the Purchase Agreement.
      If you desire to tender all or any portion of your shares you should either (1) complete and sign the Letter of Transmittal in accordance with its instructions and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to Computershare Trust Company of New York, the Depositary for the Offer; (2) tender the shares according to the procedure for book-entry transfer set forth in Section 3, “Procedures for Tendering Shares;” or (3) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If your shares are registered in the name of a bank, broker, dealer, trust company or other nominee, you must contact that institution if you desire to tender those shares.
      If you desire to tender shares and (1) your share certificates are not immediately available or cannot be delivered to the Depositary; (2) you cannot comply with the procedures for book-entry transfer; or (3) you cannot deliver the other required documents to the Depositary, prior to the Expiration Time, you must tender your shares according to the guaranteed delivery procedure set forth in Section 3.
      To validly tender shares, you must validly complete the section of the Letter of Transmittal relating to the price at which you are tendering shares. If you wish to maximize the chance that your shares will be purchased, you should check the box of the section of the Letter of Transmittal indicating that you will accept the Purchase Price we determine. You should understand, however, that this election could result in your shares being purchased at the minimum per share price of $11.00.
      Questions and requests for assistance should be directed to MacKenzie Partners, Inc., the Information Agent for the Offer, or to Banc of America Securities LLC or UBS Securities LLC, the Dealer Managers for the Offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase. Requests for

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additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.
      We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to stockholders in any such jurisdiction.
      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares in the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or the related Letter of Transmittal. If anyone makes any recommendation or representation, or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us, the Dealer Managers or the Information Agent.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS		iv
SUMMARY TERM SHEET		v
INTRODUCTION		1
THE TENDER OFFER		3
1.	Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lots	3
2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans	5
3.	Procedures for Tendering Shares	8
4.	Withdrawal Rights	11
5.	Purchase of Shares and Payment of Purchase Price	12
6.	Conditional Tender of Shares	13
7.	Conditions of the Offer	13
8.	Price Range of the Shares	16
9.	Source and Amount of Funds	16
10.	Certain Information Concerning Cumulus	17
11.	Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares	20
12.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act	29
13.	Regulatory Approvals	29
14.	United States Federal Income Tax Consequences	30
15.	Extension of the Offer; Termination; Amendment	33
16.	Fees and Expenses	34
17.	Miscellaneous	35

FORWARD LOOKING STATEMENTS
      In various places in this Offer to Purchase (and in documents incorporated by reference into this Offer to Purchase), we use statements that constitute “forward-looking statements” within the meaning of the federal securities laws. These statements relate to our future plans, objectives, expectations and intentions. Although we believe that, in making any of these statements, our expectations are based on reasonable assumptions, these statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this Offer to Purchase, words such as “anticipates,” “believes,” “expects,” “intends,” and similar expressions, as they relate to us or our management, are intended to identify these forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those referred to under the caption “Risk Factors” in our most recent annual report on Form 10-K filed with the U.S. Securities and Exchange Commission, which is incorporated by reference herein.
      Important facts that could cause our actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

•	the impact of general economic conditions in the United States or in specific markets in which we currently do business;

•	industry conditions, including existing competition and future competitive technologies;

•	the popularity of radio as a broadcasting and advertising medium;

•	our capital expenditure requirements;

•	legislative or regulatory requirements;

•	risks and uncertainties relating to our leverage;

•	interest rates;

•	our continued ability to identify suitable acquisition targets;

•	consummation and integration of pending or future acquisitions;

•	access to capital markets; and

•	fluctuations in exchange rates and currency values.
      Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this Offer to Purchase.

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. This summary term sheet highlights the material terms of the Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.
Who is offering to purchase my shares?
      Cumulus is offering to purchase the shares.
How many shares will we purchase?
      Subject to the terms and conditions of the Offer, we will purchase 11.5 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, except that if less than 2.875 million shares are tendered, we will not be obligated to purchase any shares. If more than 11.5 million shares are tendered, all shares tendered at or below the Purchase Price will be purchased on a pro rata basis, except for “odd lots” (lots held by stockholders of less than 100 shares who tender all of their shares), which will be purchased on a priority basis, and conditional tenders whose condition was not met, which will not be purchased. We also expressly reserve the right to purchase additional shares constituting up to 2% of the outstanding shares of Class A Common Stock, and could decide to purchase more shares, subject to applicable legal requirements. See Sections 1 and 7.
      We have also agreed to purchase an aggregate of up to 5.0 million shares of Class B Common Stock from BA Capital and BACI pursuant to the Purchase Agreement, at the same per share price as the Purchase Price for the shares in the Offer. In no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. See Section 11.
What will be the purchase price for the shares and what will be the form of payment?
      We are conducting the Offer for the shares through a procedure commonly called a modified “Dutch auction.” This procedure enables you to select the price (in multiples of $0.25), within a price range specified by us, at which you are willing to sell your shares. The price range for the Offer is $11.00 to $12.50 per share. We will select the lowest Purchase Price that will enable us to purchase 11.5 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, except that if less than 2.875 million shares are tendered, we will not be obligated to purchase any shares. All shares we purchase will be purchased at the same Purchase Price, even if you have selected a lower price. If you wish to maximize the chance that your shares will be purchased, you should check the box of the section of the Letter of Transmittal indicating that you will accept the Purchase Price determined in the Offer. You should understand, however, that this election could result in your shares being purchased at the minimum Purchase Price of $11.00 per share.
      If your shares are purchased in the Offer, we will pay you the Purchase Price, in cash, without interest, promptly after the expiration of the Offer. See Sections 1 and 5.
How will we pay for the shares?
      Assuming that the maximum number of shares are tendered in the Offer and the Purchase Price is an amount between $11.00 and $12.50 per share, the aggregate purchase price for the shares will be between $126.5 million and $143.75 million. Further, assuming the purchase of an aggregate of 5.0 million shares of Class B Common Stock from BA Capital and BACI pursuant to the Purchase Agreement at a per share price equal to the Purchase Price in the Offer, the aggregate purchase price for the shares of Class B Common Stock will be between $55.0 million and $62.5 million, although in no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. We anticipate that we will pay for the shares purchased in the Offer, the shares of Class B Common Stock purchased pursuant to the Purchase Agreement and the related fees and expenses (including the fees and expenses of the related debt financing) primarily from up to $200.0 million in new borrowings currently being negotiated by us. Although we expect that we

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will have in place debt financing sufficient to complete the Offer, we cannot provide any assurances thereof. The Offer is subject to our having obtained debt financing on terms and conditions satisfactory to us in an amount sufficient to, among other things, purchase shares pursuant to the Offer, purchase shares of Class B Common Stock pursuant to the Purchase Agreement and pay related fees and expenses. See Section 7.
When does the Offer expire? Can the Offer be extended?
      You may tender your shares until the Offer expires. The Offer will expire on Wednesday, June 14, 2006, at 12:00 midnight, New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.
      We may choose to extend the Offer for any reason, subject to the terms of the Purchase Agreement and applicable laws. See Section 15. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been validly tendered and not validly withdrawn. Subject to the terms of the Purchase Agreement, we can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 7 and Section 15.
How will I be notified if Cumulus extends the Offer or amends the terms of the Offer?
      We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the Offer if we decide to extend the Offer. See Section 15. We cannot assure you that the Offer will be extended or, if extended, for how long.
What is the purpose of the Offer?
      We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. Our management and Board have evaluated our operations, strategy and expectations for the future and believe that the Offer and the execution of the Purchase Agreement are prudent uses of our financial resources, given our business profile, our assets and recent market prices for shares of Class A Common Stock. The Offer represents a mechanism to provide stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital without the usual costs associated with open market transactions, if they so elect. As a result, our Board believes that investing in our own shares in this manner is an attractive use of capital and an efficient means to provide value to our stockholders. See Section 2.
What are the significant conditions of the Offer?
      Our obligation to accept and pay for tendered shares depends upon a number of conditions that must be satisfied or waived prior to the expiration of the Offer, including:

•	there shall have been at least 2.875 million shares validly tendered and not validly withdrawn;

•	we shall have obtained debt financing on terms and conditions satisfactory to us in an amount sufficient to, among other things, purchase shares pursuant to the Offer, purchase shares of Class B Common Stock pursuant to the Purchase Agreement, and pay related fees and expenses;

•	we shall have obtained from the Federal Communications Commission (the “FCC”) any orders that may be required for us to consummate the Offer;

•	there shall not be a decrease in excess of 10% in the market price for shares of Class A Common Stock or in the Dow Jones Industrial Average, the NASDAQ Composite Index or the S&P 500 Composite Index since May 16, 2006;

•	our determination that the consummation of the Offer and the purchase of shares thereunder will not cause our Class A Common Stock to be delisted from the NASDAQ National Market or for us to no longer be required to register the Class A Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	no legal action shall have been threatened, pending or taken, that might adversely affect the Offer;

•	no one shall have proposed, announced or made a tender or exchange offer (other than the Offer), merger, business combination or other similar transaction involving us; or

•	no material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.
      The Offer is subject to a number of other conditions described in greater detail in Section 7.
Following the Offer, will Cumulus continue as a public company?
      We expect that the completion of the Offer in accordance with its conditions will not cause our Class A Common Stock to be delisted from the NASDAQ National Market or to no longer be subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that there will not be a reasonable likelihood that such purchase will cause the Class A Common Stock either (1) to be held of record by less than 300 persons or (2) to not continue to be eligible to be listed on the NASDAQ National Market or to not continue to be required to be registered under the Exchange Act. See Section 7.
How do I tender my shares?
      To tender shares, you generally must deliver various documents to Computershare Trust Company of New York, the Depositary for the Offer, prior to the expiration of the Offer. These documents include the certificates representing your shares and a completed Letter of Transmittal. If your shares are held through a bank, broker, dealer, trust company or other nominee, the shares can be tendered only by that bank, broker, dealer, trust company or other nominee. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may receive additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or another eligible institution guarantee that the Depositary will receive the missing items within a period of three trading days after the expiration of the Offer. The Depositary must receive the missing items within that period for the tender to be valid. See Section 3.
Can I participate in the Offer if I hold vested stock options to purchase shares?
      If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer.
In what order will you purchase the tendered shares?
      If the terms and conditions of the Offer have been satisfied or waived and more than 11.5 million shares have been validly tendered and not validly withdrawn on or prior to the expiration of the Offer, we will purchase shares in the following order of priority:

•	first, all shares owned in “odd lots” that have been validly tendered;

•	second, after purchase of all of the foregoing shares, all other tendered shares tendered at or below the Purchase Price on a pro rata basis, if necessary; and

•	third, if necessary to permit us to purchase 11.5 million shares (or such greater number of shares as we may elect to purchase), such shares conditionally tendered at or below the Purchase Price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).
See Section 1.
If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?
      If you validly tender, and do not validly withdraw, your shares according to the procedures specified for holders of “odd lots,” we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?
      You may withdraw any shares you have tendered at any time before 12:00 midnight, New York City time, on the date the Offer expires. The Offer will expire on Wednesday, June 14, 2006, unless we extend it. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on Thursday, July 13, 2006. See Section 4.
How do I withdraw shares I previously tendered?
      To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.
Has Cumulus or its Board adopted a position on the Offer?
      Our Board of Directors has approved the Offer. However, neither we nor our Board nor the Dealer Managers or Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. See Section 2.
Do the directors, executive officers or affiliates of Cumulus intend to tender their shares in the Offer?
      Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. In particular, Lewis W. Dickey, Jr., our Chairman, President and Chief Executive Officer, and his brother, John W. Dickey, our Executive Vice President, who, as of May 9, 2006, together beneficially owned approximately 13.7% of the total outstanding shares of Class A Common Stock, 100% of the total outstanding shares of Class C Common Stock, and approximately 39.2% of the total voting power of our outstanding common stock, have advised us that they do not intend to tender any shares owned by them in the Offer. Because they will not participate in the Offer, their beneficial ownership will increase to approximately 17.7% of the total outstanding shares of Class A Common Stock and approximately 46.5% of the total voting power of our outstanding common stock, assuming that the maximum 11.5 million shares are purchased in the Offer. See Section 11.
      BA Capital and BACI, each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board, have agreed to sell certain of their shares of Class B Common Stock to us following the successful completion of the Offer, as described in the following paragraph.
      On May 9, 2006, we entered into the Purchase Agreement with BA Capital and BACI, which together hold 100% of the total outstanding shares of Class B Common Stock. In addition, BA Capital holds 840,250 shares, or approximately 1.8%, of the total outstanding shares of Class A Common Stock. Pursuant to the Purchase Agreement, we agreed to purchase an aggregate of 4.5 million shares of Class B Common Stock from BA Capital and BACI. They also have the option to sell to us up to an aggregate additional 500,000 shares of Class B Common Stock at the same per share price, although in no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. The per share purchase price we will pay for the shares of Class B Common Stock that we purchase pursuant to the Purchase Agreement will be equal to the Purchase Price we pay for the shares in the Offer. Closing under the Purchase Agreement is subject to the completion of the Offer and will occur on the eleventh business day following the Expiration Time. Mr. Sheridan is a senior vice president and managing director of the general partner of both BA Capital and BACI and as such will have a pecuniary interest in any proceeds received by BA Capital and BACI pursuant to the Purchase Agreement. See Section 11.

What is the Purchase Agreement and how is it different from the Offer?
      Under the Purchase Agreement, we agreed to purchase an aggregate of 4.5 million shares and, potentially, up to 5.0 million shares, of Class B Common Stock. The per share purchase price we will pay for these shares of Class B Common Stock will be equal to the Purchase Price we pay for the shares in the Offer. Our purchase of shares of Class B Common Stock under the Purchase Agreement will not affect the number of shares of Class A Common Stock we purchase in the Offer, nor the Purchase Price for shares we purchase in the Offer. In addition, BA Capital and BACI have agreed not to participate in the Offer. See Section 11.
When will Cumulus pay for the shares I tender?
      We will pay the Purchase Price, net in cash, without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. If we are required to prorate shares purchased in the Offer, however, we do not expect that we will be able to announce the results of that proration and begin paying for tendered shares until at least seven business days after the expiration of the Offer. See Section 5.
Will I have to pay brokerage commissions if I tender my shares?
      If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See Section 3.
What are the U.S. federal income tax consequences if I tender my shares?
      Generally, you will be subject to U.S. federal income taxation and applicable withholding when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from Cumulus. We recommend that you consult with your tax advisor with respect to your particular situation. See Section 14.
Will I have to pay stock transfer tax if I tender my shares?
      Generally, we will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.
If I decide not to tender, how will the Offer affect my shares?
      If you choose not to tender your shares in the Offer, you will own a greater percentage interest in our outstanding common stock following the consummation of the Offer.
What is the recent market price of my shares?
      On May 9, 2006, the last full trading day before we announced our intention to make the Offer, the closing price of the shares on the NASDAQ National Market was $11.56 per share. On May 16, 2006, the last full trading day before we commenced the Offer, the closing price of the shares on the NASDAQ National Market was $11.08 per share. You are urged to obtain current market quotations for the Class A Common Stock before deciding whether and, if so, at what purchase price or purchase prices, to tender your shares. See Section 8.
Who can I talk to if I have questions?
      If you have any questions regarding the Offer, please contact the Information Agent for the Offer, MacKenzie Partners, Inc. by calling (800) 322-2885 or (212) 929-5500 or by email at proxy@mackenziepartners.com, or either of the Dealer Managers for the Offer, Banc of America Securities LLC or UBS Securities LLC. Additional contact information for the Information Agent and the Dealer Managers is set forth on the back cover page of this Offer to Purchase.

To the Holders of the Class A Common Stock
of Cumulus Media Inc.:
INTRODUCTION
      Cumulus Media Inc. (“Cumulus,” “we,” or “us”) invites its stockholders to tender shares of its Class A Common Stock, $.01 par value per share (the “Class A Common Stock”) for purchase by Cumulus. We are offering to purchase 11,500,000 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn in the Offer, except that if less than 2,875,000 shares are tendered, we will not be obligated to purchase any shares. Shares purchased in the Offer will be purchased at a price not less than $11.00 nor greater than $12.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements to either, collectively constitute the “Offer”).
      We will select the lowest Purchase Price that will enable us to purchase 11.5 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, subject to the terms and conditions of the Offer. All shares acquired in the Offer will be acquired at the Purchase Price regardless of whether a stockholder tendered any shares at a lower price. Unless the context requires otherwise, all references to “shares” refer to the shares of Class A Common Stock.
      We will purchase only those shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered at or below the Purchase Price if more than the number of shares we seek are tendered. We will return shares tendered at prices in excess of the Purchase Price and shares we do not purchase because of the “odd lot” priority, proration or conditional tenders promptly following the expiration of the Offer.
      We reserve the right to purchase more than 11.5 million shares pursuant to the Offer, subject to the terms of the Purchase Agreement described below and certain legal requirements. See Sections 1 and 15.
      Tendering stockholders whose shares are registered in their own names and who validly tender their shares directly to Computershare Trust Company of New York, the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by us in the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.
      The Offer is conditioned upon a minimum number of shares being tendered as well as other important conditions, including the receipt by us of debt financing, on terms and conditions satisfactory to us, in an amount sufficient to, among other things, purchase shares pursuant to the Offer, purchase shares of our Class B Common Stock, $.01 par value per share (the “Class B Common Stock”) pursuant to the Purchase Agreement (as defined below) and to pay related fees and expenses. See Section 7.
      Our Board of Directors has approved the Offer. However, neither we nor our Board nor the Dealer Managers or Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. However, BA Capital Company, L.P. (“BA Capital”) and Banc of America Capital Investors SBIC, L.P. (“BACI”), each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board, have agreed to sell certain of their shares of Class B Common Stock to us following the successful completion of the Offer, as described in the following paragraph.
      On May 9, 2006, we entered into an agreement (the “Purchase Agreement”) with BA Capital and BACI, which together hold 100% of the total outstanding Class B Common Stock. In addition, BA Capital holds 840,250 shares, or approximately 1.8%, of the total outstanding Class A Common Stock. Pursuant to the Purchase Agreement, we agreed to purchase an aggregate of 4.5 million shares of Class B Common Stock from BA Capital and BACI. They also have the option to sell to us up to an aggregate additional 500,000 shares of Class B Common Stock at the same per share price, although in no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. The per share purchase price we will pay for the shares of Class B Common Stock that we purchase pursuant to the Purchase Agreement will be equal to the Purchase Price we pay for the shares in the Offer. Closing under the Purchase Agreement is subject to the completion of the Offer and will occur on the eleventh business day following the Expiration Time. In addition to BA Capital having agreed not to tender any of its shares of Class A Common Stock in the Offer, both BA Capital and BACI have agreed not to convert any of their shares of Class B Common Stock into shares of Class A Common Stock (as is permitted, under certain circumstances, by the terms of our charter) in order to tender such converted shares in the Offer. Because neither BA Capital nor BACI will be participating in the Offer, neither will be tendering any shares in the Offer, which might otherwise influence the determination of the Purchase Price for the shares in the Offer. Both BA Capital and BACI are prohibited under the Purchase Agreement from selling shares, converting shares of Class B Common Stock into shares of Class A Common Stock or purchasing shares during the Offer and until eleven business days following the Expiration Time. Mr. Sheridan is a senior vice president and managing director of the general partner of both BA Capital and BACI and as such will have a pecuniary interest in any proceeds received by BA Capital and BACI pursuant to the Purchase Agreement. See Section 11.
      We will pay the fees and expenses incurred in connection with the Offer by Banc of America Securities LLC and UBS Securities LLC, the Dealer Managers for the Offer, Computershare Trust Company of New York, the Depositary for this Offer, and MacKenzie Partners, Inc., the Information Agent for the Offer. See Section 16.
      As of May 9, 2006, there were approximately 47.7 million shares issued and outstanding. The 11.5 million shares that we are offering to purchase hereunder represent approximately 24.1% of the total number of outstanding shares of Class A Common Stock and approximately 21.2% of the total voting power of our outstanding common stock. The shares of Class B Common Stock that we will purchase pursuant to the Purchase Agreement, assuming exercise of BA Capital’s and BACI’s option to sell to us an additional aggregate of 500,000 shares of Class B Common Stock, represent approximately 43.0% of the total number of outstanding shares of Class B Common Stock. Shares of Class B Common Stock are not publicly traded but are convertible at any time into shares of Class A Common Stock (or shares of our Class C Common Stock, $.01 par value per share (the “Class C Common Stock”)) on a share for share basis at the option of the stockholder, subject to certain provisions of our charter and regulatory conditions and, in some cases, contractual limitations. The Class A Common Stock is listed and traded on the NASDAQ National Market under the symbol “CMLS.” On May 9, 2006, the last full trading day before we announced our intention to make the Offer, the closing price of the Class A Common Stock as reported on the NASDAQ National Market was $11.56 per share. On May 16, 2006, the last full trading day before we commenced the Offer, the closing price of the Class A Common Stock on the NASDAQ National Market was $11.08 per share. You are urged to obtain current market quotations for the Class A Common Stock before deciding whether and, if so, at what purchase price or purchase prices, to tender your shares. See Section 8.
      This Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision regarding the Offer.

THE TENDER OFFER

1.	Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lots
      General. Subject to the terms and conditions of the Offer, we will purchase 11.5 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, at the Purchase Price, net to the seller in cash, without interest, except that if less than 2.875 million shares are tendered, we will not be obligated to purchase any shares.
      We will purchase all shares validly tendered and not validly withdrawn, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission (the “SEC”) and subject to the terms of the Purchase Agreement, we may, and we expressly reserve the right to, purchase in the Offer an additional amount of shares not to exceed 2% of the outstanding shares of Class A Common Stock (approximately 950,000 shares) without amending or extending the Offer. In addition, we could decide to purchase shares beyond a 2% increase, subject to the terms of the Purchase Agreement and applicable legal requirements. See Section 2, “Purpose of the Offer; Certain Effects of the Offer; Other Plans” and Section 15, “Extension of the Offer; Termination; Amendment.” All shares not purchased because of the odd lot priority, proration or conditional tenders will be returned to the tendering stockholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time (as defined below).
      As described in Section 14, “United States Federal Income Tax Consequences,” the number of shares that we will purchase from a stockholder in the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares in the Offer.
      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
      Expiration Time. The term “Expiration Time” means 12:00 midnight, New York City time, on Wednesday, June 14, 2006, unless and until we, in our reasonable discretion and subject to the terms of the Purchase Agreement, have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.
      Subject to applicable SEC regulations, we reserve the right, in our sole discretion, but subject to the terms of the Purchase Agreement, to change the terms of the Offer, including, but not limited to, purchasing more or less than 11.5 million shares in the Offer. If:

•	we increase the maximum Purchase Price above $12.50 per share or decrease the minimum Purchase Price below $11.00 per share, increase the number of shares being sought in the Offer (and such increase exceeds 2% of the outstanding shares of Class A Common Stock), or decrease the number of shares being sought; and

•	the Expiration Time is less than ten business days from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Offer will be extended ten business days from the date of such notice. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
      We also expressly reserve the right, subject to the terms of the Purchase Agreement, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7, “Conditions of the Offer,” shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. See Section 15.

      Priority of Purchases. If any of the conditions described in Section 7 are not satisfied or waived, we will not complete the Offer and we will promptly return all tendered shares. If all such conditions described in Section 7 have been satisfied or waived and, if 11.5 million shares or fewer have been validly tendered and not validly withdrawn at or prior to the Expiration Time, we will purchase all such shares. If the conditions described in Section 7 have been satisfied or waived and more than 11.5 million shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, we will purchase shares in the following order of priority:

•	first, all such shares owned beneficially or of record by an Odd Lot Holder (as defined below) who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	second, after purchase of all of the foregoing shares, all other shares tendered at or below the Purchase Price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•	third, if necessary to permit us to purchase 11.5 million shares (or such greater number of shares as we may elect to purchase), shares conditionally tendered at or below the Purchase Price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).
      In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not less than $11.00 nor greater than $12.50 per share, at which they are willing to sell their shares to us in the Offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the Purchase Price ultimately paid for shares validly tendered and not validly withdrawn in the Offer, which could result in the tendering stockholder receiving a price per share as low as $11.00. As promptly as practicable following the Expiration Time, we will, in our sole discretion, determine the Purchase Price that we will pay for shares validly tendered and not validly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest Purchase Price that will enable us to purchase 11.5 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, except that if less than 2.875 million shares are tendered, we will not be obligated to purchase any shares. By following the instructions in the Letter of Transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price.
      Proration. In the event of an over-subscription from stockholders in the Offer, shares tendered will be subject to proration, except for “Odd Lots” (as defined below). Therefore, all of the shares that a stockholder tenders in the Offer may not be purchased (even if they are tendered at prices at or below the Purchase Price) or, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased (even though they were tendered at prices at or below the Purchase Price).
      If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Time. Proration for each stockholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders at or below the Purchase Price, other than Odd Lot Holders, subject to conditional tenders. Because of the difficulty in determining the number of shares validly tendered and not validly withdrawn, and because of the Odd Lot preference described below and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until approximately seven business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.
      If, as a result of the number of shares tendered, the number of shares to be purchased from a stockholder making a conditional tender is reduced below the minimum number specified by that stockholder, that tender will automatically be regarded as withdrawn, except as described in Section 6, and all shares tendered by the stockholder will be returned promptly after the Expiration Date at our expense.

      Odd Lots. The term “Odd Lots” means all shares tendered at prices at or below the Purchase Price by a stockholder who owns beneficially or of record a total of fewer than 100 shares (such stockholder, an “Odd Lot Holder”) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for the priority preference for Odd Lots, an Odd Lot Holder must tender all shares owned in accordance with the procedures described in Section 3, “Procedures for Tendering Shares.” Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By validly tendering shares in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable Odd Lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all shares held pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans
      Purpose of the Offer. We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. Our management and Board have evaluated our operations, strategy and expectations for the future and believe that the Offer is a prudent use of our financial resources given our business profile, our assets and recent market prices for our Class A Common Stock.
      The Offer represents a mechanism to provide stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. The Offer also provides stockholders (particularly those who, because of the size of their stockholdings, might not otherwise be able to sell their shares without potential disruption to the market price) with an opportunity to obtain liquidity with respect to all or a portion of their holdings, without potential disruption to the market price and the usual costs associated with open market transactions. As a result, our Board believes that investing in our own shares in this manner is an attractive use of capital and an efficient means to provide value to our stockholders.
      Our Board determined to conduct a modified “Dutch auction” tender offer at a price range of $11.00 to $12.50 for the shares after considering, among other things, recent stock trading ranges and volumes for the Class A Common Stock, various self tender offers affected by other companies, liquidity opportunities available to our stockholders, and our results of operations, current financial condition and expected future cash needs.
      After the Offer is completed and after we purchase the shares of Class B Common Stock pursuant to the Purchase Agreement, we believe that our anticipated cash flow from operations, our access to credit facilities and capital markets and our financial condition will be adequate for our needs. However, actual experience may differ significantly from our expectations. See “Forward Looking Statements.” In considering the Offer and the Purchase Agreement, our management and the Board took into account the expected financial impact of the Offer and the transactions contemplated by the Purchase Agreement, including our increased indebtedness as described in Section 9, “Source and Amount of Funds.”
      Our Board of Directors has approved the Offer. However, neither we nor our Board nor the Dealer Managers or Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. However, BA Capital and BACI, each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board, have agreed to sell certain of their shares of Class B Common Stock to us following the successful completion of the Offer. See Section 11, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”
      Certain Effects of the Offer. Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in Cumulus as a result of a partial tender of shares or a proration will continue to be owners of Cumulus. As a result, those stockholders will realize a proportionate increase in their relative equity interest in Cumulus and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. Stockholders may be able to sell non-tendered shares in the future on the NASDAQ National Market or otherwise, at a net price which may be significantly higher than the purchase price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in the Offer.
      Shares we acquire pursuant to the Offer will become treasury shares and will be available for us to issue without further stockholder action (except as required by applicable law or the listing standards of the NASDAQ National Market) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.
      The Offer will reduce our “public float” (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets). There can be no assurance that this reduction in our public float will not result in lower stock prices or reduced liquidity in the trading market for our Class A Common Stock following completion of the Offer.
      Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. In particular, Lewis W. Dickey, Jr., our Chairman, President and Chief Executive Officer, and his brother, John W. Dickey, our Executive Vice President, who, as of May 9, 2006, together beneficially owned approximately 13.7% of the total outstanding shares of Class A Common Stock, 100% of the total outstanding shares of Class C Common Stock, and approximately 39.2% of the total voting power of our outstanding common stock, have advised us that they do not intend to tender any shares owned by them in the Offer. Because they will not participate in the Offer, their beneficial ownership will increase to approximately 17.7% of the total outstanding shares of Class A Common Stock and approximately 46.5% of the total voting power of our outstanding common stock, assuming that the maximum 11.5 million shares are purchased in the Offer. See Section 11.
      In addition, the aggregate beneficial ownership of BA Capital and BACI, each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board, and who will own, upon completion of the Offer and consummation of the transactions contemplated by the Purchase Agreement (assuming they exercise their option to sell us an additional aggregate of 500,000 shares of Class B Common Stock), 840,250 shares of Class A Common Stock and 6,630,759 shares of Class B Common Stock, assuming conversion of all of their shares of Class B Common Stock into shares of Class A Common Stock, will increase to approximately 17.4% of the total number of outstanding shares of Class A Common Stock and approximately 15.2% of the total voting power of our outstanding common stock. See Section 11.
      The Offer also provides certain stockholders with an efficient way to sell their shares without incurring brokers’ fees or commissions. Where shares are tendered by the registered owner of those shares directly to the Depositary, the sale of those shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market transactions. Furthermore, Odd Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Offer will avoid not only the payment of brokerage commissions but also any applicable odd-lot discounts that might be payable on sales of their shares in transactions on the NASDAQ National Market.
      In connection with the consummation of the Offer and the transactions contemplated by the Purchase Agreement, we may incur up to $200.0 million of additional debt as described in Section 9. At March 31, 2006, on a pro forma basis after giving effect to the Offer and the consummation of the transactions contemplated by the Purchase Agreement assuming the purchase by us of 11.5 million shares at the Purchase Price of $11.75 per share (the mid-point of the Dutch auction range), and the purchase by us pursuant to the Purchase Agreement of 5.0 million shares of Class B Common Stock at the Purchase Price for shares purchased in the Offer, we would have had approximately $767.9 million of long-term debt outstanding and stockholders’ equity of approximately $373.9 million. Our substantial indebtedness could have important consequences to our stockholders, such as requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; or placing us at a competitive disadvantage compared to our competitors that have less debt. See Section 10, “Certain Information Concerning Cumulus.”

      The tender offer is consistent with our recent history of repurchasing shares from time to time as a means of increasing stockholder value. On September 28, 2004, our Board authorized the repurchase, from time to time, of up to $100.0 million of our Class A Common Stock, subject to the terms of our then-existing credit agreement. Subsequently, on December 7, 2005, our Board authorized the purchase of up to an additional $100.0 million of our Class A Common Stock. Cumulatively, we have repurchased 10,782,152 shares, or $136.1 million in aggregate value, of our Class A Common Stock since approval of the plans. Under these authorizations, we have the ability to repurchase an additional $63.9 million of our Class A Common Stock, although our current credit agreement contains, and we expect that any new debt financing we obtain in connection with the Offer and the related transactions will contain, certain limits on our ability to make additional purchases.
      Whether or to what extent we choose to make additional purchases will depend upon, among other things, market conditions, our capital needs, our business and financial condition, and alternative investment opportunities available to us, and there is no assurance that we will conclude such purchases for all of the authorized amount. These purchases may be made from time to time at the discretion of our management on the open market, in privately negotiated transactions or otherwise, and may be on the same terms or on terms and prices that are more or less favorable to stockholders than the terms of this Offer. No such purchases will be made by us during the pendency of the Offer and until at least eleven business days following the Expiration Time.
      Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prohibits us and our affiliates from purchasing any shares, or other securities convertible into shares, other than pursuant to the Offer, until at least eleven business days following the Expiration Time, except pursuant to certain limited exemptions provided in Rule 14e-5 of the Exchange Act. Under the Purchase Agreement, we will purchase shares of Class B Common Stock from BA Capital and BACI on the eleventh business day following the Expiration Time. See Section 11.
      Other Plans. Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any change in our present Board or management, including any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board) or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend policy of not paying cash dividends or our capitalization, our corporate structure or our business;

•	any class of our equity securities ceasing to be authorized to be quoted on the NASDAQ National Market;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15 of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

3.	Procedures for Tendering Shares
      Valid Tender. For you to make a valid tender of shares in the Offer, either:

•	the Depositary must receive, at one of the addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message (as defined below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation (as defined below) of that delivery; or

•	you must, before the Expiration Time, comply with the guaranteed delivery procedures described below.
      The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.
      In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender shares pursuant to the Offer must either (1) check one of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Price (in Dollars) Per Share at which Shares are Being Tendered, or (2) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” A tender of shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.
      If you wish to indicate a specific price (in multiples of $0.25) at which your shares are being tendered, you must check the appropriate box in the section of the Letter of Transmittal captioned “Price (in Dollars) Per Share at which Shares are Being Tendered.” You should be aware that this election could mean that none of your shares will be purchased in the Offer if you check a box other than the box representing the lowest Purchase Price.
      If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in the tendered shares being purchased at the minimum Purchase Price of $11.00.
      If you wish to tender shares at more than one price, you must complete separate Letters of Transmittal for each price at which shares are being tendered. You cannot tender the same shares (unless previously validly withdrawn in accordance with the terms of the Offer) at more than one price.
      Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.
      We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.
      Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures we describe below.

      The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.
      The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.
      The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.
      Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder” or holders of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”
      For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (1) the Securities Transfer Agents Medallion Program; (2) the New York Stock Exchange, Inc. Medallion Signature Program; or (3) the Stock Exchange Medallion Program.
      Except as described above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 of the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 6 of the Letter of Transmittal.
      Guaranteed Delivery. If you wish to tender shares in the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your may still validly tender your shares if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a validly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of the addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that Notice of Guaranteed Delivery, either: (1) the certificates representing the shares being tendered together with (a) a Letter of Transmittal, or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or (2) in the case of any book-entry transfer of the shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under

“— Book-Entry Transfer” within the same three-trading day period: (i) a Letter of Transmittal or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (ii) a book-entry confirmation relating to that transfer, and (iii) all other required documents.

      For these purposes, a “trading day” is any day on which the NASDAQ National Market is open for business.
      A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, facsimile transmission or mail and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery that is to be delivered to the Depositary.
      Other Requirements. Notwithstanding any other provision hereof, payment for shares accepted for payment in the Offer will in all cases be made only after timely receipt by the Depositary of:

•	certificates representing, or a timely book-entry confirmation respecting, those shares;

•	a Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, with any required signature guarantees thereon, or, in the case of a book-entry transfer, an agent’s message in lieu of a Letter of Transmittal; and

•	any other documents the Letter of Transmittal requires.
      Accordingly, tendering stockholders may be paid at different times depending on when certificates representing, or book-entry confirmations respecting, their shares are actually received by the Depositary.
      Under no circumstances will we pay interest on the Purchase Price for the shares we purchase in the Offer, regardless of any extension of or amendment to the Offer or any delay in making that payment.
      Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (1) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (2) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tendering to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth in this Offer to Purchase will constitute the tendering stockholder’s representation and warranty to us that (a) such stockholder has a “net long position” in shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
      Determination of Validity. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of, or payment for, shares that may be unlawful. Subject to the terms of the Purchase Agreement, we also reserve the absolute right to waive any conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other shares or stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

      Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, payments in connection with the transaction may be subject to “backup withholding” at a rate of 28%, unless a stockholder that holds shares:

•	provides a correct taxpayer identification number (which, for an individual stockholder, is the stockholder’s social security number) and certifies, under penalties of perjury, that he or she is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules; or

•	is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.
      Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. A stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To prevent backup U.S. federal income tax withholding on cash payable in the Offer, each stockholder should provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute Internal Revenue Service Form W-9 included in the Letter of Transmittal. Foreign stockholders should complete and sign the appropriate Internal Revenue Service Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 of the Letter of Transmittal.
      Lost Certificates. If the share certificates that you want to surrender have been lost, destroyed or stolen, you should promptly notify the Depositary at (800) 245-7630. The Depositary will instruct you as to the steps that must be taken in order to replace the certificates.
      We will decide, in our sole discretion, all questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and each such decision will be final and binding on all parties.

4.	Withdrawal Rights
      Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw any shares that you have previously tendered in the Offer according to the procedures we describe below at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 13, 2006 if they have not previously been accepted.
      For a withdrawal to be proper, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.
      If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.
      If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.
      Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

      We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, whether or not we waive similar defects or irregularities in the case of any other withdrawal. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares in the Offer for any reason, then, without prejudice to our rights in the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.
      Under no circumstances will we pay interest on the Purchase Price for shares accepted for purchase in the Offer. If we have not accepted tendered shares for payment as provided in this Offer to purchase by July 13, 2006, you may withdraw any or all of your tendered shares.

5.	Purchase of Shares and Payment of Purchase Price
      Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Time, we will (1) determine a single per share Purchase Price we will pay for the shares validly tendered and not validly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders, and (2) accept for payment and pay the relevant purchase price for (and thereby purchase) up to 11.5 million shares validly tendered at prices at or below the Purchase Price and not validly withdrawn.
      Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, shares in anticipation of governmental regulatory approvals. We remain, however, obligated to pay the Purchase Price for the shares accepted for payment promptly after the Expiration Time.
      For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the Odd Lot priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price selected by us and not validly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of such shares for payment pursuant to the Offer.
      Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the Purchase Price for the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or of a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility;

•	a validly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) or, in the case of a book-entry transfer, an agent’s message; and

•	any other required documents.
      We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.
      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until approximately seven business days after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Purchase Price and shares not purchased due to proration, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering stockholder at our expense as promptly as practicable after the Expiration Time or termination of the Offer without expense to the tendering stockholders.

      Under no circumstances will we pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase any shares pursuant to the Offer. See Section 7.
      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.
      Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3. Also see Section 14 regarding U.S. federal income tax consequences for non-U.S. stockholders.

6.	Conditional Tender of Shares
      Under certain circumstances and subject to the exceptions set forth in Section 1, we may prorate the number of shares purchased pursuant to the Offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder might affect the tax treatment of such purchase to such stockholder and such stockholder’s decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor with respect to his or her particular situation. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of such holder’s shares of that class tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such shares so tendered are purchased. Any stockholder desiring to make such a conditional tender must so indicate in the box captioned “Conditional Tender” in such Letter of Transmittal or, if applicable, in the Notice of Guaranteed Delivery, and have tendered all of such stockholder’s shares.
      If you wish to make a conditional tender you must calculate and appropriately indicate such minimum number of shares. If the effect of accepting tenders on a pro rata basis as described in Section 1 would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal, Notice of Guaranteed Delivery or Agent’s Message) below the minimum number so specified, that tender will automatically be regarded as validly withdrawn (except as provided in the next paragraph) and all shares tendered by the stockholder pursuant to the Letter of Transmittal, Notice of Guaranteed Delivery or Agent’s Message will be returned promptly thereafter at our expense.
      After giving effect to these withdrawals, we will accept the remaining shares validly tendered, conditionally or unconditionally, and not validly withdrawn on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 11.5 million shares (or such greater number of shares as we may elect to purchase) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 11.5 million shares (or such lesser number of shares as is validly tendered and not validly withdrawn). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Offer
      Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend (subject to the terms of the Purchase Agreement) the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the date of commencement of the Offer and prior to the Expiration Time and, in the case of any required governmental approval, prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment) any of the following events occur or are determined by us to have occurred:

•	less than 2.875 million shares are validly tendered;

•	we are or will be unable prior to the Expiration Time to obtain debt financing on terms and conditions satisfactory to us in an amount sufficient to, among other things, purchase shares pursuant to the Offer, purchase shares of Class B Common Stock pursuant to the Purchase Agreement and pay related fees and expenses;

•	we have not obtained from the Federal Communications Commission (the “FCC”) any orders that may be required for us to consummate the Offer;

•	there has occurred:

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions;

•	a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies;

•	the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States;

•	a decrease in excess of 10% in the market price for the Class A Common Stock or in the Dow Jones Industrial Average, the NASDAQ Composite Index or the S&P 500 Composite Index since May 16, 2006; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•	any change (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates that, in our reasonable judgment, does or could reasonably be expected to have a materially adverse effect on us or any of our subsidiaries or affiliates, or we have become aware of any fact that, in our reasonable judgment, does or could reasonably be expected to have a material adverse effect on the value of our shares;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”) has been passed by either the U.S. House of Representatives or the U.S. Senate or becomes pending before the U.S. House of Representatives or the U.S. Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

•	there has been threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, that:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of shares in the Offer or shares of Class B Common Stock pursuant to the Purchase Agreement, or any other matter relating to the Offer or the Purchase Agreement, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer or the Purchase Agreement;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer or the Purchase Agreement illegal or results in a delay in our ability to accept for payment or pay for some or all of such shares;

•	seeks to impose limitations on our affiliates’ ability to acquire or hold or to exercise full rights of ownership, including, but not limited to, the right to vote their shares on all matters validly presented to our stockholders;

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates; or

•	otherwise relates to the Offer or the Purchase Agreement or that otherwise, in our reasonable judgment, could reasonably be expected to adversely affect us or any of our subsidiaries or affiliates or the value of our shares;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or the Purchase Agreement or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, that, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the Purchase Agreement or the purchase of shares in the Offer;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer or the Purchase Agreement; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations of us or any of our subsidiaries or affiliates;

•	a tender or exchange offer for any or all of our outstanding shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of Class A Common Stock, whether through the acquisition of shares, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before May 16, 2006); or

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before May 16, 2006 has acquired or proposes to acquire, whether through the acquisition of shares, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 1% or more of the outstanding shares of Class A Common Stock;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any approval, permit, authorization, favorable review or consent of any governmental entity (in addition to the FCC) required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Offer and the purchase of shares may cause the Class A Common Stock to be:

•	held of record by less than 300 persons; or

•	delisted from the NASDAQ National Market or result in it no longer being required to be registered under the Exchange Act.

      The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the Expiration Time, subject to the terms of the Purchase Agreement. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties.

8.	Price Range of the Shares
      The Class A Common Stock is traded on the NASDAQ National Market under the symbol “CMLS.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the NASDAQ National Market based on published financial sources.

Year	High	Low

2004
First Quarter	$22.70	$19.37
Second Quarter	$22.28	$16.02
Third Quarter	$16.59	$13.37
Fourth Quarter	$16.36	$13.58
2005
First Quarter	$15.00	$13.63
Second Quarter	$14.55	$11.50
Third Quarter	$13.05	$11.66
Fourth Quarter	$13.11	$10.85
2006
First Quarter	$13.51	$11.16
Second Quarter (through May 16, 2006)	$12.56	$10.12
      On May 9, 2006, the last full trading day before we announced our intention to make the Offer, the closing price of the Class A Common Stock on the NASDAQ National Market was $11.56 per share. On May 16, 2006, the last full trading day before the commencement of the Offer, the closing price of the Class A Common Stock on the NASDAQ National Market was $11.08 per share. You should obtain current market quotations for the Class A Common Stock before deciding whether to tender your shares in the Offer.

9.	Source and Amount of Funds
      Assuming that the maximum number of shares are tendered in the Offer and the Purchase Price is an amount between $11.00 and $12.50 per share, the aggregate purchase price for the shares will be between $126.5 million and $143.75 million. Further, assuming the purchase of an aggregate of 5.0 million shares of Class B Common Stock from BA Capital and BACI pursuant to the Purchase Agreement at a per share price equal to the Purchase Price in the Offer, the aggregate purchase price for the shares of Class B Common Stock will be between $55.0 million and $62.5 million, although in no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million.
      We anticipate that we will pay for the shares tendered in the Offer, shares of Class B Common Stock purchased pursuant to the Purchase Agreement, and the fees and expenses of the related debt financing primarily from up to $200.0 million in new borrowings currently being negotiated by us. Although we expect that we will have in place debt financing sufficient to complete the Offer, we cannot provide any assurances thereof. The Offer is subject to our having obtained debt financing on terms and conditions satisfactory to us in an amount sufficient to purchase shares pursuant to the Offer, purchase shares of Class B Common Stock pursuant to the Purchase Agreement and pay related fees and expenses.

10.	Certain Information Concerning Cumulus
      General. We own and operate FM and AM radio station clusters serving mid-sized markets throughout the United States. Through our investment in Cumulus Media Partners, LLC (“CMP”), a partnership we formed with three private equity firms, we also operate radio station clusters serving large-sized markets throughout the United States. We are the second largest radio broadcasting company in the United States based on the number of stations owned or operated. According to industry sources, we have assembled market-leading groups or clusters of radio stations that rank first or second in terms of revenue share or audience share in substantially all of our markets. In addition, we own and operate a multi-market network of five radio stations in the English-speaking Caribbean. Under our local marketing agreements, we currently provide sales and marketing services for three radio stations in two U.S. markets in exchange for a management or consulting fee, pending FCC approval of our acquisitions of these stations. Giving effect to the completion of all pending acquisitions and divestitures, as of May 16, 2006, we owned and operated, directly or through our investment in CMP, 345 radio stations in 67 mid-sized U.S. media markets.
      We are a Delaware corporation, organized in 2002, and successor by merger to an Illinois corporation with the same name that had been organized in 1997. Our executive offices are located at 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305, and our telephone number is (404) 949-0700.
      Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act as well as the Communications Act of 1934, as amended (the “Communications Act”), and FCC rules promulgated under the Communications Act, and, accordingly, are obligated to file reports, statements and other information with the SEC and the FCC relating to our business, financial condition and other matters. Information as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.
      These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the FCC at 445 12th Street, SW, Washington, D.C. 20554. Copies of material filed with the SEC may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like Cumulus that file electronically with the SEC. These reports, proxy statements and other information concerning us also can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. The FCC maintains a separate web site on the Internet at www.fcc.gov that contains reports, applications and other documents filed with the FCC.
      Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period

Annual Report on Form 10-K	Year Ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter Ended March 31, 2006
      You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these documents by writing us at: Investor Relations, Cumulus Media Inc., 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305, or telephoning us at (404) 949-0700. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our web site at www.cumulus.com.

      Selected Historical and Pro Forma Financial Information. The following tables show (1) selected historical financial information about Cumulus for the fiscal year ended December 31, 2005 and as of and for the fiscal quarter ended March 31, 2006 and (2) selected pro forma financial information as of and for the same periods, assuming (a) the purchase of 11.5 million shares in the Offer and the purchase of 5.0 million shares of Class B Common Stock pursuant to the Purchase Agreement, each at the Purchase Price of $11.75 per share (the mid-point of the Dutch auction range) for an aggregate purchase price of $193.9 million, (b) the payment of the related fees and expenses of approximately $3.0 million and (c) the financing for the Offer using the proceeds from approximately $196.9 million of debt financing we expect to obtain in connection with the Offer and the purchases under the Purchase Agreement. The Offer is conditioned upon the receipt by us of debt financing on terms and conditions satisfactory to us. See Section 7.
      The selected pro forma information is based on our historical financial information for the fiscal year ended December 31, 2005 and as of and for the fiscal quarter ended March 31, 2006, and gives effect to the Offer, the consummation of the transactions under the Purchase Agreement and the related debt financing as if they were completed at the beginning of each period for income statement information and at March 31, 2006 for balance sheet information.
      The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Offer and the transactions contemplated by the Purchase Agreement had been completed at the dates indicated or that may be obtained at any date in the future. The following selected historical financial data has been derived from our historical financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006, each of which has been filed with the SEC, and should be read in conjunction with those financial statements.

	Year Ended December 31, 2005			Quarter Ended March 31, 2006

	Actual	Pro Forma		Actual	Pro Forma

		(unaudited)
				(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Net revenues	$327,756	$327,756		$75,269	$75,269
Station operating expenses excluding depreciation, amortization and LMA fees	225,963	225,963		53,567	53,567
Depreciation and amortization	21,223	21,223		4,813	4,813
LMA fees	981	981		205	205
Corporate general and administrative expenses	16,068	16,068		7,689	7,689
Restructuring and impairment charges (credits)	(215)	(215)		—	—
Non cash stock compensation expense	3,121	3,121		—	—
Impairment charge	264,099	264,099		—	—

Operating income (loss)	(203,484)	(203,484)		8,995	8,995
Net interest expense	(22,487)	(39,415	)(a)	(6,526)	(11,477	)(a)
Losses on early extinguishment of debt	(1,192)	(1,192)		—	—
Other income (expense), net	(239)	(239)		(362)	(362)
Income tax (expense) benefit	14,035	14,035	(b)	(1,250)	1,910	(b)

Net income (loss)	(213,367)	(230,295)		857	(934)
Basic income (loss) per common share	$(3.19)	(4.57)		$0.01	(0.02)

Diluted income (loss) per common share	$(3.19)	(4.57)		$0.01	(0.02)
Weighted average basic common shares outstanding	66,910,721	50,410,721		60,074,811	43,574,811
Weighted average diluted common shares outstanding	66,910,721	50,410,721		61,531,604	43,574,811
Other Financial Data:
Net cash provided by operating activities	78,396	61,719		19,116	14,228
Net cash used in investing activities	(92,763)	(92,763)		(3,725)	(3,725)
Net cash provided by (used in) financing activities	(12,472)	2,631		(18,427)	(13,476)
Ratio of earnings to fixed charges(c)	—	—		1.29:1.0	—

	Quarter Ended
	March 31, 2006

	Actual	Pro Forma

	(unaudited)
	(In thousands, except share
	and per share data)
Balance Sheet Data:
Cash and cash equivalents	$2,085	$2,085
Total current assets	64,874	64,874
Total assets	1,400,080	1,401,635	(d)
Current liabilities	37,788	37,788
Long-term debt	571,000	767,878	(a)
Other liabilities	16,975	16,975
Deferred income taxes	205,121	205,121
Total liabilities	830,884	1,027,762
Stockholders’ equity	569,196	373,873	(e)
Shares outstanding	59,971,138	43,471,138
Net book value per share	9.49	8.60

(a)	Assumes an increase in the Company’s indebtedness of $196.9 million (including transaction costs of $3.0 million) and an increase in the effective interest rate of 1.00% for all periods in connection with the consummation of the debt financing being negotiated by the Company. Interest expense includes the amortization of capitalized loan costs. Assumed interest rates are subject to change.

(b)	Income tax expense for the year ended December 31, 2005 does not change due to the amount of the Company’s valuation reserve. For the quarter ended March 31, 2006, assumes adjustment of income taxes for expected changes in interest expense at the assumed effective interest rates.

(c)	The ratio of earnings to fixed charges for the fiscal year ended December 31, 2004 was 3.56:1.0. For the fiscal year ended December 31, 2005, earnings were inadequate to cover fixed charges. The deficiency on a historical and pro forma basis was $227.4 million and $244.3 million, respectively. For the quarter ended March 31, 2006, earnings were inadequate to cover fixed charges on a pro forma basis. The deficiency on a pro forma basis was $2.8 million.

(d)	Assumes the capitalization of approximately $1.6 million of costs associated with the debt financing currently being negotiated by the Company, amortized over a period of 6.2 years, the remaining time to maturity on the Company’s existing credit facility, using the pro forma effective interest rate as of March 31, 2006. The time to maturity and effective interest rate are subject to change based upon actual terms and conditions of such debt financing.

(e)	Assumes the repurchase of shares of Class A Common Stock in the Offer, together with shares of Class B Common Stock pursuant to the Purchase Agreement, in an amount totaling $193.9 million and estimated fees and expenses relating to such repurchases of approximately $1.4 million.

11.	Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares
      As of May 9, 2006, there were 47,697,508 shares of Class A Common Stock issued and outstanding, 11,630,759 shares of Class B Common Stock issued and outstanding and 644,871 shares of Class C Common Stock issued and outstanding. Shares of Class A Common Stock are entitled to one vote per share, and shares of Class C Common Stock are entitled to ten votes per share. The Class B Common Stock is not entitled to vote except on certain matters as required under Delaware law and our charter. BA Capital and BACI together own 100% of the outstanding shares of Class B Common Stock and Lewis W. Dickey, Jr., our Chairman, President and Chief Executive Officer, owns 100% of the outstanding shares of Class C Common Stock. The 11.5 million shares we are offering to purchase in the Offer represent approximately 24.1% of the total number of outstanding shares of Class A Common Stock and approximately 21.2% of the total voting power of our outstanding common stock as of May 9, 2006. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock or Class C Common Stock on a share-for-share basis at the option of the stockholders, subject to certain provisions of our charter and regulatory conditions and, in some cases, contractual limitations.
Beneficial Ownership of Directors and Executive Officers
      As of May 9, 2006, our directors and executive officers as a group (eight persons) beneficially owned an aggregate of 9,165,082 shares of Class A Common Stock, representing approximately 17.2% of the total outstanding Class A Common Stock and approximately 41.0% of the total voting power of our outstanding common stock. Though they are entitled to participate in the Offer on the same basis as all other stockholders, our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. In particular, Lewis W. Dickey, Jr., our Chairman, President and Chief Executive Officer, and John W. Dickey, our Executive Vice President, who together beneficially owned approximately 13.7% the total outstanding Class A Common Stock, 100% of the total outstanding Class C Common Stock and approximately 39.2% of the total voting power of our outstanding common stock, have advised us that they do not intend to tender any shares owned by them in the Offer.
      The aggregate number and percentage of shares, together with the percentage of the total voting power of our outstanding common stock, that were beneficially owned by each of our directors and executive officers, and all of our executive officers and directors as a group, as of May 9, 2006 appears in the table below. Also shown are the percentages of outstanding shares of Class A Common Stock and total voting power of our outstanding common stock that will be beneficially owned by each of our directors and executive officers, and all of our executive officers and directors as a group, assuming we purchase 11.5 million shares in the Offer and that no director or executive officer tenders any shares owned by him in the Offer (as is intended by our directors and executive officers).

	Class A Common Stock			Percentage of	Percentage of
				Voting	Voting
	Number of	Percentage	Percentage	Control	Control
Name of Stockholder	Shares	(Before Offer)	(After Offer)	(Before Offer)	(After Offer)

Lewis W. Dickey, Jr.(1)	4,041,198	8.1%	10.5%	35.7%	42.6%
John W. Dickey(2)	2,973,807	6.1%	7.9%	4.2%	5.0%
Martin R. Gausvik(3)	1,056,892	2.2%	2.8%	1.5%	1.8%
John G. Pinch(4)	473,780	1.0%	1.3%	*	*
Robert H. Sheridan, III(5)	110,000	*	*	*	*
Ralph B. Everett(6)	193,250	*	*	*	*
Eric P. Robinson(6)	194,905	*	*	*	*
Holcombe T. Green, Jr.(6)	121,250	*	*	*	*
All directors and executive officers as a group (8 persons)(7)	9,165,082	17.2%	22.0%	41.0%	48.5%

*	Indicates less than 1%

(1)	Represents beneficial ownership attributable to Mr. L. Dickey as a result of his direct ownership of 1,782,449 shares of Class A Common Stock and 644,871 shares of Class C Common Stock, and his controlling interest in DBBC, LLC, which currently holds 10,000 shares of Class A Common Stock. Also includes options to purchase 2,248,749 shares of Class A Common Stock and 1,500,690 shares of Class C Common Stock granted to Mr. L. Dickey and exercisable within 60 days. Mr. L. Dickey disclaims beneficial ownership of shares owned by DBBC, LLC except to the extent of his pecuniary interest therein.

(2)	Represents beneficial ownership attributable to Mr. J. Dickey as a result of his direct ownership of 1,647,246 shares of Class A Common Stock and options to purchase 1,266,561 shares of Class A Common Stock exercisable within 60 days.

(3)	Represents beneficial ownership attributable to Mr. Gausvik as a result of his direct ownership of 54,393 shares of Class A Common Stock and options to purchase 987,499 shares of Class A Common Stock exercisable within 60 days.

(4)	Represents beneficial ownership attributable to Mr. Pinch as a result of his direct ownership of 94,466 shares of Class A Common Stock and options to purchase 359,314 shares of Class A Common Stock exercisable within 60 days.

(5)	Includes options to purchase 110,000 shares of Class A Common Stock exercisable within 60 days granted to Mr. Sheridan. Does not reflect any shares owned by BA Capital or BACI. Mr. Sheridan is a Senior Vice President and Managing Director of the general partner of each of BA Capital and BACI and a Managing Director of Bank of America Capital Investors, one of the principal investment groups within Bank of America Corporation. Mr. Sheridan currently serves on the Cumulus Board as BA Capital’s designee, as described below. We have been advised that, pursuant to the policies of BA Capital and its affiliates, Mr. Sheridan is deemed to hold these options for the benefit of BA Capital. Mr. Sheridan disclaims beneficial ownership of the options except to the extent of his pecuniary interest therein.

(6)	Includes options to purchase 191,250 shares of Class A Common Stock exercisable within 60 days granted to Mr. Everett, 194,905 shares of Class A Common Stock exercisable within 60 days granted to Mr. Robison and 121,250 shares of Class A Common Stock exercisable within 60 days granted to Mr. Green, each as applicable.

(7)	See notes (1)-(6) above.
      The address and telephone number of each person listed in the table above is c/o Cumulus Media Inc., 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305, telephone: (404) 949-0700.

Beneficial Ownership by Affiliates
      As of May 9, 2006, BA Capital and BACI together held 11,630,759 shares, or 100%, of the total outstanding Class B Common Stock. In addition, BA Capital held 840,250 shares, or 1.8%, of the total outstanding Class A Common Stock and options exercisable within 60 days of May 16, 2006 to purchase 105,000 shares of Class A Common Stock, and Robert H. Sheridan, III, a member of the Cumulus Board and a senior vice president and managing director of the general partner of both BA Capital and BACI, held options exercisable within 60 days of May 16, 2006 to purchase 110,000 shares of Class A Common Stock. We have been advised that, pursuant to the policies of BA Capital and its affiliates, Mr. Sheridan is deemed to hold these options for the benefit of BA Capital. Assuming that all of these options were exercised, and giving effect to the conversion into shares of Class A Common Stock of all shares of Class B Common Stock held by BA Capital and BACI, BA Capital, BACI and Mr. Sheridan collectively would have held approximately 19.2% of the total voting power of our outstanding common stock prior to the Offer. BA Capital and BACI are both affiliates of Bank of America Corporation. BA Capital has the right to designate one member of our Board and Mr. Sheridan currently serves on our Board as BA Capital’s designee. See “— Transactions and Arrangements Concerning the Shares.”
      If we purchase all 11.5 million shares in the Offer and consummate the transactions contemplated by the Purchase Agreement (assuming BA Capital and BACI exercise their option to sell us an additional 500,000 shares of Class B Common Stock), and assuming that all remaining shares of Class B Common Stock that BA Capital and BACI hold are converted into shares of Class A Common Stock and BA Capital and Mr. Sheridan exercise all of their options exercisable within 60 days of May 9, 2006, BA Capital and BACI together would beneficially own 7,686,009 shares of Class A Common Stock and 15.5% of the total voting power of our outstanding common stock.
Transactions and Arrangements Concerning the Shares

Purchase Agreement
      On May 9, 2006, we entered into the Purchase Agreement with BA Capital and BACI, which together hold 100% of the total outstanding shares of Class B Common Stock. In addition, BA Capital holds 840,250 shares, or approximately 1.8%, of the total outstanding shares of Class A Common Stock. Pursuant to the Purchase Agreement, we agreed to purchase 1,017,649 shares of Class B Common Stock from BA Capital and 3,482,351 shares of Class B Common Stock from BACI. BA Capital and BACI also have the option to sell to us up to an aggregate additional 500,000 shares of Class B Common Stock at the same per share price, although in no event will we pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. The per share purchase price we will pay for the shares of Class B Common Stock that we purchase pursuant to the Purchase Agreement will be equal to the Purchase Price we pay for the shares purchased in the Offer. Closing under the Purchase Agreement is subject to the completion of the Offer and will occur on the eleventh business day following the Expiration Time. BA Capital has agreed not to tender any of its shares of Class A Common Stock in the Offer, and both BA Capital and BACI have agreed not to convert any of their shares of Class B Common Stock into shares of Class A Common Stock (as is permitted, under certain circumstances, by the terms of our charter) in order to tender such converted shares in the Offer. Because neither BA Capital nor BACI will be participating in the Offer, neither will tendering any shares in the Offer, which might otherwise influence the determination of the Purchase Price for the shares. Both BA Capital and BACI are prohibited under the Purchase Agreement from selling shares, converting shares of Class B Common Stock into shares of Class A Common Stock or purchasing shares during the Offer and until eleven business days following the Expiration Time. Robert H. Sheridan, III, a member of the Cumulus Board, is a senior vice president and managing director of the general partner of both BA Capital and BACI and as such will have a pecuniary interest in any proceeds received by BA Capital and BACI pursuant to the Purchase Agreement.
      Pursuant to the terms of the Purchase Agreement, BA Capital’s and BACI’s consent will be required before we can: (1) increase the aggregate number of shares sought in the Offer, (2) change the type or minimum or maximum amount of consideration per share offered to stockholders in the Offer, (3) materially alter any of the conditions of the Offer or change the minimum number of shares required to be tendered into the Offer or (4) extend the expiration date of the Offer beyond August 15, 2006.

Voting Agreement, Stockholder Agreement and Registration Rights Agreements
      Pursuant to our certificate of incorporation and a voting agreement, dated June 30, 1998, entered into by Cumulus, BA Capital (through its predecessor entity) and the holders of our Class C Common Stock (the “Class C Stockholders”), the Class C Stockholders have the right, voting as a single class, to elect one director to our Board (the “Class C Director”), and the Class C Stockholders are obligated to elect a person designated by BA Capital to serve as such director. The Class C Stockholders’ right to elect the Class C Director, and BA Capital’s right to designate the person to serve as that director, continues for so long as BA Capital, together with its affiliates, continues to own at least 50% of the number of shares of our common stock as BA Capital held on June 30, 1998 (the “Applicable Period”). Upon the termination of the Applicable Period, the term of the Class C Director, and the right of the Class C Stockholders to elect the Class C Director, will terminate. Robert H. Sheridan, III has served as BA Capital’s designee since July 1998.
      Pursuant to a stockholder agreement, dated March 28, 2002, entered into by Cumulus and BACI, BACI agreed not to convert its shares of Class B Common Stock into shares of Class C Common Stock, and agreed to vote its shares of Class B Common Stock in accordance with the majority of the other holders of Class B Common Stock on any matter on which the holders of Class B Common Stock may vote. The term of the stockholder agreement will continue until the earlier of (1) the transfer of BACI’s shares of Class B Common Stock to Cumulus or an unaffiliated third party or (2) March 28, 2022.
      We entered into a registration rights agreement, dated June 30, 1998, with, among others, BA Capital, in which we agreed to register their shares of Class B Common Stock for resale under certain circumstances. On November 18, 2001, we entered into a registration rights agreement, amended January 23, 2002, with, among others, BACI, in which we agreed to register for resale under certain circumstances their shares of Class B Common Stock issued in connection with our March 2002 purchase acquisition of Aurora Communications, LLC. Finally, on March 28, 2002, we entered into a registration rights agreement with DBBC, L.L.C., an entity affiliated with Lewis W. Dickey, Jr. and John W. Dickey, to register for resale under certain circumstances its shares of Class A Common Stock issued in connection with our March 2002 purchase of its broadcasting operations.

Share Repurchase Plans
      On September 28, 2004, our Board authorized the repurchase, from time to time, of up to $100.0 million of our Class A Common Stock, subject to the terms of our then-existing credit agreement. Subsequently, on December 7, 2005, our Board authorized the purchase of up to an additional $100.0 million of our Class A Common Stock. Cumulatively, we have repurchased 10,782,152 shares, or $136.1 million in aggregate value, of our Class A Common Stock since approval of the plans. Under these authorizations, we have the ability to repurchase an additional $63.9 million of our Class A Common Stock, although our current credit agreement contains, and we expect that any new debt financing we obtain in connection with the Offer and the related transactions will contain, certain limits on our ability to make additional purchases.
      Whether or to what extent we choose to make additional purchases will depend upon, among other things, market conditions, our capital needs, our business and financial condition, and alternative investment opportunities available to us, and there is no assurance that we will conclude such purchases for all of the authorized amount. These purchases may be made from time to time at the discretion of our management on the open market, in privately negotiated transactions or otherwise, and may be on the same terms or on terms and prices that are more or less favorable to stockholders than the terms of this Offer. No such purchases will be made by us during the pendency of the Offer or for at least ten business days following termination of the Offer.

Equity Incentive Plans
      2004 Equity Incentive Plan. Our Board adopted the 2004 Equity Incentive Plan on March 19, 2004. The 2004 Equity Incentive Plan was subsequently approved by our stockholders on April 30, 2004. The purpose of the 2004 Equity Incentive Plan is to attract and retain officers, key employees, non-employee directors and consultants and to provide such persons incentives and rewards for superior performance. The aggregate number of shares of Class A Common Stock subject to the 2004 Equity Incentive Plan is 2,795,000. Of the aggregate number of shares available, up to 1,400,000 shares may be granted as incentive stock options, or ISOs, and up to 925,000 shares may be awarded as either restricted or deferred shares. In addition, no one person may receive options exercisable for more than 500,000 shares in any one calendar year.
      The exercise price of an option awarded under the 2004 Equity Incentive Plan may not be less than the closing price of the Class A Common Stock on the last trading day before the grant. Options will be exercisable during the period specified in each award agreement and will be exercisable in installments pursuant to a Board-designated vesting schedule. Our Board may also provide for acceleration of options awarded in the event of a change in control, as defined by the 2004 Equity Incentive Plan.
      Our Board may also authorize the grant or sale of restricted stock to participants. Each such grant will constitute an immediate transfer of the ownership of the restricted shares to the participant, entitling the participant to voting, dividend and other ownership rights, but subject to substantial risk of forfeiture for a period of not less than two years (to be determined by our Board at the time of the grant) and restrictions on transfer (to be determined by our Board at the time of the grant). Our Board may also provide for the elimination of restrictions in the event of a change in control.
      Finally, our Board may authorize the grant or sale of deferred stock to participants. Awards of deferred stock constitute an agreement we make to deliver shares to the participant in the future, in consideration of the performance of services, but subject to the fulfillment of such conditions during the deferral period as our Board may specify. The grants or sales of deferred stock will be subject to a deferral period of at least one year. During the deferral period, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the deferred shares, including no right to vote such shares, though our Board may authorize the payment of any dividend equivalents on the shares. Our Board may also provide for the elimination of the deferral period in the event of a change in control.
      No grant of any type may be awarded under the 2004 Equity Incentive Plan after April 30, 2014.
      As of May 9, 2006, there were outstanding options to purchase a total of 1,506,878 shares under the 2004 Equity Incentive Plan.
      2002 Stock Incentive Plan. Our Board adopted the 2002 Stock Incentive Plan on March 1, 2002. The purpose of the 2002 Stock Incentive Plan is to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to our operations and reward them for making major contributions to our success. The aggregate number of shares of Class A Common Stock subject to the 2002 Stock Incentive Plan is 2,000,000, all of which may be granted as ISOs. In addition, no one person may receive options for more than 500,000 shares in any one calendar year. No options may be granted under the 2002 Stock Incentive Plan after May 3, 2012.
      The Compensation Committee of our Board administers the 2002 Stock Incentive Plan. The Compensation Committee has full and exclusive power to interpret the 2002 Stock Incentive Plan and to adopt rules, regulations and guidelines for carrying out the 2002 Stock Incentive Plan as it may deem necessary or proper.
      Under the 2002 Stock Incentive Plan, current and prospective employees, non-employee directors, consultants or other persons who provide services to us are eligible to participate. Options vest quarterly over four years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 2002 Stock Incentive Plan. As of May 9, 2006, there were outstanding options to purchase a total of 1,709,221 shares under the 2002 Stock Incentive Plan.
      2000 Stock Incentive Plan. Our Board adopted the 2000 Stock Incentive Plan on July 31, 2000, and subsequently amended the plan on February 23, 2001. The 2000 Stock Incentive Plan was subsequently approved by our stockholders on May 4, 2001. The purpose of the 2000 Stock Incentive Plan is to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to our operations and reward them for making major contributions to our success. The aggregate number of shares of Class A Common Stock subject to the 2000 Stock Incentive Plan is 2,750,000, all of which may be granted as ISOs. In addition, no one person may receive options for more than 500,000 shares in any one calendar year. No options may be granted under the 2000 Stock Incentive Plan after October 4, 2010.
      The Compensation Committee administers the 2000 Stock Incentive Plan. The Compensation Committee has full and exclusive power to interpret the 2000 Stock Incentive Plan and to adopt rules, regulations and guidelines for carrying out the 2000 Stock Incentive Plan as it may deem necessary or proper.

      Under the 2000 Stock Incentive Plan, current and prospective employees, non-employee directors, consultants or other persons who provide services to us are eligible to participate. Options vest, in general, quarterly over four years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 2000 Stock Incentive Plan. As of May 9, 2006, there were outstanding options to purchase a total of 2,084,767 shares under the 2000 Stock Incentive Plan.
      1999 Stock Incentive Plan. In 1999, our Board and our stockholders adopted the 1999 Stock Incentive Plan to provide our officers, other key employees and non-employee directors (other than participants in our 1999 Executive Stock Incentive Plan), as well as our consultants, with additional incentives by increasing their proprietary interest in us. An aggregate of 900,000 shares of Class A Common Stock are subject to the 1999 Stock Incentive Plan, all of which may be awarded as ISOs. In addition, subject to certain equitable adjustments, no one person will be eligible to receive options for more than 300,000 shares in any one calendar year. All stock options awarded under the plan will be granted at an exercise price of not less than fair market value of the shares on the date of grant. No award will be granted under the 1999 Stock Incentive Plan after August 30, 2009.
      The 1999 Stock Incentive Plan is administered by the Compensation Committee, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The Compensation Committee has discretion to determine the individuals to whom awards are granted, the amount of such award, any applicable vesting schedule, whether awards vest upon the occurrence of a change in control (as defined in the plan) and other terms of any award. The Compensation Committee may delegate to certain of our senior officers its duties under the plan subject to such conditions or limitations as the Compensation Committee may establish. Any award made to a non-employee director must be approved by our Board. In the event of any changes in our capital structure, the Compensation Committee will make proportional adjustments to outstanding awards so that the net value of the award is not changed.
      Options vest, in general, over five years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 1999 Stock Incentive Plan. As of May 9, 2006, there were outstanding options to purchase a total of 819,254 shares under the 1999 Stock Incentive Plan.
      1998 Stock Incentive Plan. In 1998, we adopted the 1998 Stock Incentive Plan. An aggregate of 1,288,834 shares of Class A Common Stock are subject to the 1998 Stock Incentive Plan, all of which may be awarded as ISOs, and a maximum of 100,000 shares may be awarded as restricted stock. In addition, subject to certain equitable adjustments, no one person will be eligible to receive options for more than 300,000 shares in any one calendar year and the maximum amount of restricted stock which will be awarded to any one person during any calendar year is $0.5 million.
      In addition to stock options, the 1998 Stock Incentive Plan permits us to grant awards in the form of restricted shares. All stock options awarded under the plan will be granted at an exercise price of not less than fair market value of the shares on the date of grant. No award will be granted under the 1998 Stock Incentive Plan after June 22, 2008.
      The 1998 Stock Incentive Plan is administered by the Compensation Committee, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The Compensation Committee has discretion to determine the individuals to whom awards are granted, the amount of such award, any applicable vesting schedule, whether awards vest upon the occurrence of a change in control (as defined in the 1998 Stock Incentive Plan) and other terms of any award. The Compensation Committee may delegate to certain of our senior officers its duties under the plan subject to such conditions or limitations as the Compensation Committee may establish. Any award made to a non-employee director must be approved by our Board. In the event of any changes in our capital structure, the Compensation Committee will make proportional adjustments to outstanding awards so that the net value of the award is not changed.
      Options vest, in general, over five years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 1998 Stock Incentive Plan. As of May 9, 2006, there were outstanding options to purchase a total of 1,065,821 shares under the 1998 Stock Incentive Plan.
      1999 Executive Stock Incentive Plan. In 1999, our Board and stockholders adopted the 1999 Executive Stock Incentive Plan to provide certain key executives of the Company with additional incentives by increasing their proprietary interest in the Company. An aggregate of 1,000,000 shares of Class A Common Stock or Class C Common Stock are subject to the 1999 Executive Stock Incentive Plan. In addition, no one person is eligible to receive options for more than 500,000 shares in any one calendar year. In accordance with the terms of the 1999 Executive Stock Incentive Plan, Lewis W. Dickey, Jr., our Chairman, President and Chief Executive Officer, is the sole remaining participant.
      The 1999 Executive Stock Incentive Plan permits the Company to grant awards in the form of non-qualified stock options and ISOs.
      All stock options granted under the 1999 Executive Stock Incentive Plan currently are fully vested.
      The 1999 Executive Stock Incentive Plan is administered by the Compensation Committee, which has exclusive authority to grant awards under the Executive Plan and to make all interpretations and determinations affecting the 1999 Executive Stock Incentive Plan. In the event of any changes in our capital structure, the Compensation Committee will make proportional adjustments to outstanding awards granted under the 1999 Executive Stock Incentive Plan so that the net value of the award is not changed. As of May 9, 2006, there were outstanding options to purchase a total of 406,250 shares of Class A Common Stock and 500,000 shares of Class C Common Stock under the 1999 Executive Stock Incentive Plan.
      1998 Executive Stock Incentive Plan. In 1998, our Board adopted the 1998 Executive Stock Incentive Plan. An aggregate of 2,001,380 shares of Class A Common Stock or Class C Common Stock are subject to the 1998 Executive Stock Incentive Plan. In addition, no one person is eligible to receive options for more than 1,000,690 shares in any one calendar year. In accordance with the terms of the 1998 Executive Stock Incentive Plan, Lewis W. Dickey, Jr., our Chairman, President and Chief Executive Officer, is the sole remaining participant.
      The 1998 Executive Stock Incentive Plan permits us to grant awards in the form of non-qualified stock options and ISOs.
      All stock options granted under the 1998 Executive Stock Incentive Plan currently are fully vested.
      The 1998 Executive Stock Incentive Plan is administered by the Compensation Committee, which has exclusive authority to grant awards under the 1998 Executive Stock Incentive Plan and to make all interpretations and determinations affecting the 1998 Executive Stock Incentive Plan. In the event of any changes in our capital structure, the Compensation Committee will make proportional adjustments to outstanding awards granted under the 1998 Executive Stock Incentive Plan so that the net value of the award is not changed. As of May 9, 2006, there were outstanding options to purchase a total of 1,000,690 shares of Class C Common Stock and 906,702 shares of Class A Common Stock under the 1998 Executive Stock Incentive Plan.

Employee Stock Purchase Plan
      We have in place an employee stock purchase plan that allows employees to purchase shares of Class A Common Stock at the lesser of 85% of the fair value of such shares at the beginning or end of each calendar year. Purchases are subject to a maximum limitation of the lesser of 15% of pay or $25,000 of stock value on the first trading day of the year. Following the issuance of shares in January 2006, related to the 2005 plan year, there remain 858,193 shares authorized and available under the employee stock purchase plan.

Compensation of Directors
      Our non-employee directors receive a fee of $7,500 per quarter ($30,000 annually). Additionally, each director receives an additional $2,500 per quarter ($10,000 annually) for each committee membership he holds. Each director also receives a $1,500 fee for each in-person meeting of our Board (or for each in-person meeting of a committee, if not conducted in connection with a Board meeting) and $300 for each telephonic meeting of our Board or a committee thereof. Finally, each director receives reimbursement of out-of-pocket expenses incurred in connection with attendance at each meeting.
      In addition, in 2005, Messrs. Sheridan and Robison were each granted options to purchase 40,000 shares and Messrs. Everett and Green were each granted options to purchase 35,000 shares. Such options are exercisable at the fair market value of our shares at the date of grant. These options vest 25% per year beginning on the date of grant, with each option being fully exercisable four years from the date of grant.

Employment Agreements
      As discussed more particularly below, we have entered into employment agreements with each of our named executive officers. Subject to certain exceptions, these employment agreements prohibit each of our named executive officers from competing with us for a specified period of time after a termination of employment.
      Lewis W. Dickey, Jr. serves as our Chairman, President and Chief Executive Officer. Under the terms of his Second Amended and Restated Employment Agreement, dated as of October 14, 2004, he is currently entitled to receive a base salary of $850,000. The agreement provides that Mr. Dickey may receive an annual bonus of up to 75% of his base salary in the event that annual bonus targets, as determined by the Compensation Committee, are met during the relevant year. Mr. Dickey’s employment agreement has a three-year term ending July 1, 2007, with automatic one-year extensions, subject to mutual rights not to extend.
      Mr. Dickey’s employment agreement also provides for grants of (1) 125,000 time-vested restricted shares in each of fiscal years 2005, 2006 and 2007; and (2) 125,000 performance restricted shares in each of fiscal years 2005, 2006 and 2007. The time-vested restricted shares vest at the rate of 50% on the second anniversary of the grant date, 25% on the third anniversary, and the remaining 25% on the fourth anniversary, all contingent upon Mr. Dickey’s continued employment with us. Vesting of 50% of the performance restricted shares is dependent upon achievement of Board-approved criteria for the fiscal year of the grant and vesting of the remaining 50% of the performance restricted shares is dependent upon achievement of Board-approved criteria for the following fiscal year, in each case contingent upon Mr. Dickey’s continued employment with us. Any performance restricted shares that do not vest according to this schedule will vest on the eighth anniversary of the date of grant, provided that Mr. Dickey has remained in our continuous employment through that date. In the event that there is a change in control of Cumulus, as defined in his employment agreement, then any issued but unvested portion of the restricted stock grants held by Mr. Dickey shall become immediately and fully vested. Mr. Dickey may not transfer, sell, pledge, exchange or assign or otherwise encumber or dispose of restricted shares, except to us, until they vest. In addition to the specified grants of restricted stock, Mr. Dickey remains eligible for the grant of stock options or other equity incentives as determined by the Compensation Committee.
      Mr. Dickey’s agreement further provides that in the event we terminate his employment without “cause,” or if he terminates his employment for “good reason” (as these terms are defined in his employment agreement), or in the event of a change in control of Cumulus, then we will pay to Mr. Dickey a lump-sum amount equal to the sum of (1) his earned but unpaid base salary through the date of termination, (2) any earned but unpaid target bonus amount for any completed fiscal year, (3) any unreimbursed business expenses or other amounts due from us as of the date of termination, and (4) any earned portion of the bonus amount for the year in which termination of employment occurs. We will also pay to Mr. Dickey the greater of (a) the amount equal to the aggregate base salary payments (at the rate in effect at the time of termination) that remain payable to him from the date of termination until the expiration of the agreement term, or (b) the amount equal to the sum of (i) the annual base salary in effect at the time of termination and (ii) the amount of the annual bonus paid to Mr. Dickey for the fiscal year ended immediately prior to the year of termination.
      In the event Mr. Dickey voluntarily terminates his employment for good reason, he will forfeit all unvested time-vested restricted shares and performance restricted shares. In the event we terminate his employment without cause, 50% of any unvested time-vested restricted shares and performance restricted shares will become immediately and fully vested, and the remaining 50% of any time-vested restricted shares and performance restricted shares will be forfeited. However, if we terminate Mr. Dickey’s employment without cause within six months of a change-in-control, then 100% of any issued but unvested restricted shares become immediately and fully vested.
      In the event Mr. Dickey is terminated with cause, or if he terminates his employment without good reason, then we are only obligated to pay him compensation, bonus payments or unreimbursed expenses that were accrued but unpaid through the date of termination or resignation. Further, Mr. Dickey will forfeit all unvested restricted shares.
      Under a prior employment agreement with Mr. Dickey, as further consideration for the services to be rendered by Mr. Dickey through December 31, 2006, we agreed to the following with respect to a loan made by us to Mr. Dickey and evidenced by that certain Promissory Note dated February 2, 2000, in the original principal amount of $4,992,000: (1) to reduce the per annum interest rate of the loan from 9% to 7% and to extend the maturity to December 31, 2006;

and (2) to provide that the loan (principal and related accrued interest) shall be forgiven in 2006, or sooner as provided for in the agreement, based on Mr. Dickey’s continued employment with us through December 31, 2006, and on the satisfaction of double trigger performance goals. In addition, the loan will be forgiven in its entirety in the event we undergo a change in control prior to its maturity, and Mr. Dickey is still our employee. In the event of any forgiveness of the loan, under the terms of the agreement, we are also obligated to pay Mr. Dickey an additional cash payment to cover any taxes due as a result of the loan forgiveness. In accordance with the agreement, the Compensation Committee conducted annual reviews of Mr. Dickey’s performance in each of fiscal years 2001 through 2005 and determined that the requirements of the first trigger for those years had been satisfied. As a result, assuming the satisfaction of the 2006 stock-price condition, Mr. Dickey will be entitled to forgiveness of 100% of the loan principal and related interest.
      John G. Pinch serves as our Executive Vice President and Chief Operating Officer. Under the terms of his Employment Agreement, dated December 1, 2000, he was entitled to receive an initial annual base salary of $425,000, subject to merit increases as the Compensation Committee deems appropriate. The agreement provides that Mr. Pinch may receive an annual bonus of up to $200,000, based upon the achievement of Board-approved budgeted revenue and cash flow targets as adjusted by our Chief Executive Officer and the Compensation Committee in their collective discretion. In addition, Mr. Pinch was entitled to be, and was, granted certain time-vested stock options to purchase shares. Mr. Pinch’s employment agreement had an initial three-year term, which expired on December 1, 2003, and since that date has been automatically renewed for successive one-year periods.
      Mr. Pinch’s employment agreement also provides that in the event we terminate his employment without cause, or if he terminates his employment for good reason, then, in addition to amounts that he is owed through the date of termination, he will also receive a severance payment equal to the greater of (1) two-thirds of his aggregate base salary (at the rate in effect at the time of termination), which would remain payable until the expiration of the employment agreement term or (2) the amount equal to his annual base salary in effect at the time of termination. In addition, any unvested time-vested stock options that would otherwise vest within one year of the date of termination shall become exercisable. Finally, in the event that we undergo a change in control, then, in addition to being entitled to receive the severance payments and equity rights that would be due upon a termination without cause, all unvested stock options held by Mr. Pinch will become immediately exercisable.
      Martin R. Gausvik serves as our Executive Vice President, Treasurer and Chief Financial Officer. Under the terms of his Employment Agreement, dated May 12, 2000, he was entitled to receive an initial annual base salary of $275,000, subject to annual increases of not less than 5.0% during each year of the term of his employment agreement. The agreement provides that Mr. Gausvik may receive an annual bonus of up to 50% of his base salary, half of which is based upon the achievement of Board-approved budgeted revenue and cash flow targets, and half of which is based upon the discretion of our Chief Executive Officer and the Compensation Committee. Mr. Gausvik’s employment agreement had an initial three-year term, which, since that date, has been automatically renewed for successive one-year periods.
      Mr. Gausvik’s employment agreement provides that in the event we terminate his employment without cause, or if he terminates his employment for good reason, then, in addition to amounts that he is owed through the date of termination, he will also receive a severance payment equal to his annual base salary as in effect at the time of termination. In addition, any unvested time-vested stock options that would otherwise vest within one year of the date of termination will become exercisable. Finally, in the event that we undergo a change in control, then, in addition to being entitled to receive the severance payments and equity rights that would be due upon a termination without cause, all unvested stock options held by Mr. Gausvik will become immediately exercisable.
      John W. Dickey serves as our Executive Vice President. Under the terms of Mr. J. Dickey’s Employment Agreement, dated January 1, 2001, he was entitled to receive an annual base salary of $375,000 for 2001. Such base salary has since been subject to merit increases as the Compensation Committee has deemed appropriate. The agreement provides that Mr. J. Dickey may receive an annual bonus of up to 50% of his base salary, half of which is based upon the achievement of Board-approved budgeted revenue and cash flow targets, and half of which is based upon the collective discretion of our Chief Executive Officer and the Compensation Committee. The initial term of Mr. J. Dickey’s employment agreement expired on January 1, 2003, and since that date the agreement has been automatically renewed for successive one-year periods.
      Mr. J. Dickey’s agreement also provides that in the event we terminate his employment without cause, or if he terminates his employment for good reason, then, in addition to amounts that he is owed through the date of termination, he will also receive a severance payment equal to the greater of (1) two-thirds of the aggregate base salary payments (at the rate in effect at the time of termination) that would remain payable until the expiration of the employment agreement term or (2) the amount equal to his annual base salary in effect at the time of termination. In addition, any unvested time-vested stock options that would otherwise vest within one year of the date of termination will become exercisable. Finally, in the event we undergo a change in control, then, in addition to being entitled to receive the severance payments and equity rights that would be due upon a termination without cause, all unvested stock options held by Mr. J. Dickey will become immediately exercisable.

Recent Securities Transactions
      Other than pursuant to the Purchase Agreement, there were no transactions in the shares by us or any of our directors or executive officers during the 60 days prior to the commencement of the Offer.

12.	Effects of the Offer on the Market for Shares; Registration under the Exchange Act
      The purchase by us of shares in the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of our stockholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to the consummation of the Offer.
      Based upon the listing standards of the NASDAQ National Market, we do not expect that our purchase of shares in the Offer will cause the Class A Common Stock to be delisted from the NASDAQ National Market. The Offer is conditioned on, among other things, there not being any reasonable likelihood, in our sole judgment, that the consummation of the Offer and the purchase of shares will cause the Class A Common Stock to be delisted from the NASDAQ National Market. See Section 7.
      The Class A Common Stock is registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares in the Offer pursuant to the terms of the Offer will not result in the Class A Common Stock not continuing to be required to be registered under the Exchange Act. The Offer is conditioned on, among other things, there not being any reasonable likelihood, in our sole judgment, that the consummation of the Offer and the purchase of shares will result in the Class A Common Stock not continuing to be required to be registered under the Exchange Act. See Section 7.
      The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares in the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

13.	Regulatory Approvals
FCC
      FCC Approval Process. The Communications Act and FCC rules require prior approval by the FCC of any transfer of control of an entity directly or indirectly holding or controlling a radio station license like the ones we hold for our radio stations. We do not expect that, as a result of the consummation of the Offer, there will be a transfer of control of Cumulus or our subsidiaries holding radio station licenses. For that reason, we do not expect that any FCC approval will be required prior to the consummation of the Offer. However, the Offer is conditioned on, among other things, receipt by us of all required approvals from the FCC. Should our expectations change as to whether a transfer of control of our radio station licenses may occur as a result of the consummation of the Offer, we would file an application for approval of such transfer with the FCC. There is no assurance that such application would be granted, or that it would be granted within a time frame consistent with the terms of the Offer. In the event that the application was not granted in a timely fashion, we might have to delay consummation of the Offer until such approval was obtained.
      Ownership Attribution. In applying its ownership rules, the FCC has developed specific criteria in order to determine whether a given ownership interest or other relationship with an FCC licensee is significant enough to be “attributable” or “cognizable” under its rules. For example, except for certain investment companies, insurance companies, and banks (for whom the threshold is 20%), a person will be deemed to have an attributable interest in a radio station license if that person holds or controls 5% or more of a corporate licensee’s voting interests. It is possible that, as a result of the consummation of the Offer, certain stockholders who currently hold less than the applicable threshold would for the first time have an attributable ownership interest in Cumulus that would conflict with that person’s other attributable media ownership interests. In that event, those stockholders might be required by the Communications Act and FCC rules to divest shares or take some other action with respect to one or more of those attributable interests in order to bring themselves into compliance with the Communications Act and FCC rules.
Other Regulatory Matters
      Other than as discussed above, we are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations in the Offer to accept for payment and pay for shares are subject to conditions. See Section 7.

14.	United States Federal Income Tax Consequences
      The following summary describes the material U.S. federal income tax consequences relating to the Offer to stockholders whose shares are validly tendered and accepted for payment pursuant to the Offer. Those stockholders who do not participate in the Offer should not incur any U.S. federal income tax liability as a result of the completion of the Offer. This summary is based upon the Code, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, regulated investment companies, certain expatriates, persons whose functional currency is other than the U.S. dollar, persons subject to the alternative minimum tax, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for U.S. federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to “U.S. holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. For purposes of this discussion, a “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.
      If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

      Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of participating or not participating in the Offer.
      Characterization of the Purchase. The purchase of shares by us in the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold the U.S. holder’s shares or as having received a distribution in respect of stock from us.
      Under Section 302 of the Code, a U.S. holder whose shares are purchased by us in the Offer will be treated as having sold its shares, and thus will recognize capital gain or loss if the purchase:

•	results in a “complete termination” of the U.S. holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to the U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.
      Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.
      If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received in the Offer and the U.S. holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us in the Offer. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. holder in the Offer. A U.S. holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender in the Offer if less than all of its shares are tendered in the Offer, and the order in which different blocks will be purchased by us in the event of proration in the Offer. U.S. holders should consult their tax advisors concerning the mechanics and desirability of that designation.
      If a U.S. holder does not satisfy any of the Section 302 tests explained below, the purchase of a U.S. holder’s shares by us in the Offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to the purchase of its shares by us in the Offer will be treated as a dividend to the U.S. holder with respect to its shares under Section 301 of the Code, to the extent of our current and accumulated earnings and profits (within the meaning of the Code). We believe that we did not have accumulated earnings and profits as of December 31, 2005, and we expect that we will not have current earnings and profits for our current taxable year ending December 31, 2006, in the absence of an extraordinary transaction. We can give no assurance, however, that this will be the case. In the event of an extraordinary transaction, there may be current earnings and profits for our current taxable year ending December 31, 2006. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on dividends deemed received. To the extent the amount exceeds our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital that will reduce the U.S. holder’s adjusted tax basis (but not below zero) in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. holder’s shares by us in the Offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder’s remaining adjusted tax basis (after adjustment as described in the previous sentence) in the purchased shares will be added to any shares retained by the U.S. holder subject to, in the case of corporate stockholders, reduction of basis or possible gain recognition under Section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. A dividend received by a corporate U.S. holder, as explained below, may be eligible for the dividends received deduction and subject to the “extraordinary dividend” provisions of Section 1059 of the Code.
      Constructive Ownership of Stock and Other Issues. In applying each of the Section 302 tests explained below, U.S. holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether their sale of shares in the Offer qualifies for sale or exchange treatment in their particular circumstances.
      If a U.S. holder sells shares to persons other than us at or about the time the stockholder also sells shares pursuant to the Offer, and the various sales effected by the U.S. holder are part of an overall plan to reduce or terminate such stockholder’s proportionate interest in us, then the sales to persons other than us may, for federal income tax purposes, be integrated with the U.S. holder’s exchange of shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the stockholder satisfies any of the Section 302 tests with respect to shares sold to us.
      We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders in the Offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the Offer will be treated as a sale or exchange or as a dividend distribution in respect of stock from us.
      Section 302 Tests. One of the following tests must be satisfied in order for the purchase of shares by us in the Offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination Test. The purchase of a U.S. holder’s shares by us in the Offer will result in a “complete termination” of the U.S. holder’s equity interest in us if all of the shares that are actually owned by the U.S. holder are sold in the Offer and all of the shares that are constructively owned by the U.S. holder, if any, are sold in the Offer or, with respect to shares owned by certain related individuals, the U.S. holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares that otherwise would be considered as constructively owned by the U.S. holder. U.S. holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a U.S. holder’s shares by us in the Offer will result in a “substantially disproportionate” redemption with respect to the U.S. holder if, among other things, the percentage of the then outstanding voting stock actually and constructively owned by the U.S. holder immediately after the purchase is less than 80% of the percentage of voting stock actually and constructively owned by the U.S. holder immediately before the purchase (treating as outstanding all shares purchased in the Offer) and immediately following the exchange the U.S. holder actually and constructively owns less than 50% of our total voting power.

•	Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. holder’s shares by us in the Offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the U.S. holder’s particular circumstances. Whether the receipt of cash by a stockholder who sells shares in the Offer will be “not essentially equivalent to a dividend” is independent of whether or not we have current or accumulated earnings and profits and will depend upon the stockholder’s particular facts and circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. holders should consult their tax advisors as to the application of this test in their particular circumstances.
      Corporate Stockholder Dividend Treatment. If a corporate U.S. holder does not satisfy any of the Section 302 tests described above and we have current or accumulated earnings and profits in respect of our current taxable year, a corporate U.S. holder may, to the extent that any amounts received by it in the Offer are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate U.S. holder pursuant to the Offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate U.S. holders should consult their own tax advisors as to the application of Section 1059 of the Code to the Offer, and to the tax consequences of dividend treatment in their particular circumstances.
      Foreign Stockholders. The following general discussion applies to stockholders who are “non-U.S. holders.” A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.
      The U.S. federal income tax treatment of our purchase of shares from a non-U.S. holder pursuant to the Offer will depend on whether such holder is treated, based on the non-U.S. holder’s particular circumstances, as having sold the tendered shares or as having received a distribution in respect of such non-U.S. holder’s shares. The appropriate treatment of our purchase of shares from a non-U.S. holder will be determined in the manner described above. See “— Section 302 Tests”.
      If the purchase of shares by us in the Offer is characterized as a sale or exchange (as opposed to a dividend) with respect to a non-U.S. holder, the holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain realized on the disposition of shares in the Offer unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a “U.S. real property holding corporation” and certain other requirements are met.
      We do not believe that we currently are or have been a “U.S. real property holding corporation.”
      An individual who is present in the United States for 183 days or more in the taxable year of disposition, and is not otherwise a resident of the United States for U.S. federal income tax purposes, should consult his or her own tax advisor regarding the U.S. federal income tax consequences of participating in the Offer.
      If a non-U.S. holder does not satisfy any of the Section 302 tests explained above, the full amount received by the non-U.S. holder with respect to our purchase of shares in the Offer will be treated as a distribution to the non-U.S. holder with respect to the non-U.S. holder’s shares. The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as capital gain from the sale of shares will be determined in the manner described above. See “— Characterization of the Purchase”. To the extent that amounts received by a non-U.S. holder with respect to our purchase of shares in the Offer are treated as a dividend, we will be required to withhold U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, provided we have received proper certification of the application of such income tax treaty.
      Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service. Amounts treated as dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons, as described above. In that case, we will not be required to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.
      Backup Withholding. See Section 3 with respect to the application of backup U.S. federal income tax withholding.
      Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

15.	Extension of the Offer; Termination; Amendment
      We expressly reserve the right, in our sole discretion, but subject to the terms of the Purchase Agreement, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. However, if the shares have not been accepted for payment, and paid for, by August 15, 2006, BA Capital and BACI have the right to terminate the Purchase Agreement.

We also expressly reserve the right, in our sole discretion, but subject to the terms of the Purchase Agreement, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, at which point, either we or BA Capital and BACI may terminate the Purchase Agreement, or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, but subject to the terms of the Purchase Agreement, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made in the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.
      If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the Offer and, in the case of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.	Fees and Expenses
      We have retained Banc of America Securities LLC and UBS Securities LLC to act as the Dealer Managers in connection with the Offer. In their roles as Dealer Managers, Banc of America Securities LLC and UBS Securities LLC may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that they contact or persons that contact them. Banc of America Securities LLC and UBS Securities LLC will receive reasonable and customary compensation for their services. We also have agreed to reimburse Banc of America Securities LLC and UBS Securities LLC for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify them against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      Affiliates of each of Banc of America Securities LLC and UBS Securities LLC have provided investment banking services to us in the past for which they have been compensated at standard industry rates. In addition, an affiliate of Banc of America Securities LLC is acting as the counterparty to our forward-starting LIBOR based interest rate swap arrangements described in the notes to our financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006, each of which has been filed with the SEC and incorporated by reference in this Offer to Purchase. Each of Banc of America Securities LLC and UBS Securities LLC and their respective affiliates may continue to provide various investment banking services to us in the future, for which we would expect they would receive customary compensation from us. In the ordinary course of their respective business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer Managers and their respective affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

      An affiliate of Banc of America Securities LLC is a lender under our credit facility and is expected to be a lender under the debt financing being negotiated by us in connection with the Offer and the transactions contemplated by the Purchase Agreement.
      Banc of America Securities LLC and its affiliate, a lender under our current credit facility, are affiliates of BA Capital and BACI, each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board. BA Capital and BACI have agreed to sell certain of their shares of Class B Common Stock to us following the successful completion of the Offering. See Section 11.
      We have retained MacKenzie Partners, Inc. to act as Information Agent and Computershare Trust Company of New York to act as Depositary in connection with the Offer. The Information Agent may contact stockholders by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of either of the Dealer Managers, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17.	Miscellaneous
      We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of us by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of that jurisdiction.
      Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us, except that this material will not be available at the regional offices of the SEC.
      You should only rely on the information contained in this document or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Dealer Managers or the Information Agent.
May 17, 2006

CUMULUS MEDIA INC.
May 17, 2006
       Facsimile copies of the Letter of Transmittal, validly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of Cumulus or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Delivery:

Computershare Trust Company	For Eligible Institutions Only:	Computershare Trust Company
of New York	(212) 701-7636	of New York
Wall Street Station		Wall Street Plaza
P.O. Box 1010	For Confirmation Only Telephone:	88 Pine Street, 19th Floor
New York, NY 10268-1010	(212) 701-7600	New York, NY 10005
      Delivery of the Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.
      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885
E-mail: proxy@mackenziepartners.com
The Dealer Managers for the Offer are:

Banc of America Securities LLC	UBS Securities LLC

9 West 57th Street	299 Park Avenue
New York, New York 10019	New York, New York 10171
(212) 583-8502	Attn: Equity Capital Markets
(888) 583-8900, ext. 850 (Call Toll Free)	(212) 821-2100